Exhibit 99.1

SPORTRADAR REPORTS THIRD QUARTER FINANCIAL RESULTS, RAISES FULL YEAR 2025 OUTLOOK AND ANNOUNCES INCREASE IN SHARE REPURCHASE PROGRAM TO $300 MILLION

Third Quarter 2025 Highlights

•	Revenue increased 14% to €292 million

•	Generated profit for the period of €22 million, 7.7% as a percentage of revenue

•	Adjusted EBITDA[1] increased 29% to €85 million and Adjusted EBITDA margin[1] expanded to a record 29.0%

•	Generated net cash from operating activities of €115 million and Free cash flow[1] of €65 million

•	Achieved a Customer Net Retention Rate[1] of 114%

•	Raised 2025 full year outlook to revenue of at least €1,290 million, or 17% growth, and Adjusted EBITDA of at least €290 million, or 30% growth

•	Announced $100 million increase in share repurchase program, bringing total authorization to $300 million

ST. GALLEN, Switzerland, November 5, 2025 – Sportradar Group AG (NASDAQ: SRAD) (“Sportradar” or the “Company”), a leading global sports technology company focused on creating immersive experiences for sports fans and bettors, today announced financial results for its third quarter ended September 30, 2025.

Carsten Koerl, Chief Executive Officer of Sportradar, said: "We delivered another quarter of strong topline growth and increasing flow through, including record EBITDA margins and substantial cash flow generation. The results reflect our sustained operating performance and the durability of our growth strategy. Our continued momentum is driven by our premium content and product portfolio, and leading technology and AI, which is enabling us to consistently drive above market growth and deliver increasing value for our clients and partners. We are very pleased to augment that growth with the completion of the acquisition of IMG ARENA, further bolstering our competitive position, including our unmatched rights offering, industry leading product suite and the depth and breadth of our global relationships. The acquisition of IMG provides additional growth avenues and we are excited by the opportunity to drive meaningful additional value for our shareholders going forward."

THIRD QUARTER AND YEAR TO DATE FINANCIAL RESULTS

Revenue

	Three-Month Period Ended September 30,				Nine-Month Period Ended September 30,
in € thousands (unaudited)	2025	2024	Change	%	2025	2024	Change	%
Revenue by product
Betting & Gaming Content	176,471	162,769	13,702	8%	569,857	515,337	54,520	11%
Managed Betting Services	56,336	47,295	9,041	19%	171,737	144,726	27,011	19%
Betting Technology & Solutions	232,807	210,064	22,743	11%	741,594	660,063	81,531	12%

Marketing & Media Services	43,957	32,944	11,013	33%	131,559	102,637	28,922	28%
Sports Performance	11,127	10,116	1,011	10%	34,760	29,314	5,446	19%
Integrity Services	4,163	2,048	2,115	103%	13,162	7,472	5,690	76%
Sports Content, Technology & Services	59,247	45,108	14,139	31%	179,481	139,423	40,058	29%
Total Revenue	292,054	255,172	36,882	14%	921,075	799,486	121,589	15%

Revenue by geography
Rest of World	225,452	200,296	25,156	13%	680,405	611,493	68,912	11%
United States	66,602	54,876	11,726	21%	240,670	187,993	52,677	28%
Total Revenue	292,054	255,172			921,075	799,486

1 Non-IFRS measure. See the sections captioned “Non-IFRS Financial Measures and Operating Metric” and “IFRS to Non-IFRS reconciliations” for more details.

Revenue

Total revenue for the third quarter was €292 million, up €37 million, or 14% year-over-year, driven by 11% growth in Betting Technology & Solutions, and 31% growth in Sports Content, Technology & Services.

Betting Technology & Solutions revenues of €233 million were up 11% year-over-year primarily driven by an 8% increase in Betting & Gaming Content due to both existing and new customer uptake of our content and products, as well as strong U.S. market growth, partially offset by the impact of foreign currency movements. Managed Betting Services revenues of €56 million were up 19% driven by strong growth in Managed Trading Services due to increased turnover, higher trading margins and new customers.

Sports Content, Technology & Services revenues of €59 million increased 31% year-over-year primarily driven by 33% growth in Marketing & Media Services, due to increased spending from new and existing technology and media customers and contributions related to our expanded affiliate marketing capabilities. Integrity Services revenues more than doubled in the quarter driven by uptake of products and services from league partners and the addition of new customers, while Sports Performance revenues increased 10% largely due to higher pricing.

The Company generated strong revenue growth globally with the United States up 21% and Rest of World up 13%. As a percentage of total Company revenues, United States revenue represented 23% of total Company revenue in the third quarter as compared to 22% in the prior year quarter, due to continued market growth and customer uptake of our premium content and solutions.

Customer Net Retention Rate of 114% further demonstrates our ability to cross sell and up sell to our clients, as well as the continued market growth in the United States.

Profit for the period

Profit for the period was €22 million, a decrease of €15 million, compared to €37 million in the same quarter in 2024, as strong operating results were offset principally by a €22 million lower foreign currency gain in the quarter related to unrealized currency fluctuations mainly associated with U.S. dollar-denominated sports rights.

Adjusted EBITDA

Third quarter Adjusted EBITDA was €85 million, up €19 million, or 29% compared to €66 million in the same quarter in 2024. The increase was largely driven by the 14% revenue growth, primarily offset by increased sport rights costs related to the continued success of the ATP partnership deal and our renewed partnership with Major League Baseball, as well as by higher adjusted purchased services driven by growth in Marketing and Media Services revenue.

Business Highlights

•	Entered into partnership with DAZN providing data and broadcast services across their global media platform, spanning more than 30 sports and 8 languages.

•	Developed Performance View, a customized 4Sight product for NBC Universal for Peacock's streamed NBA games, giving fans a new way to experience the action on the court by providing an on-screen layer of data and deep analytics.

•	Renewed agreement with Spanish Football Federation to exclusively sell international media rights for the Spanish Super Cup until 2032, ensuring long-term control of global broadcast sales and continuity as the Real Federación Española de Fútbol's trusted partner.

•	Extended and expanded partnerships with Google and Yahoo, providing live game day sports statistics for Google and extending our relationship as a primary provider of sports data for both Yahoo Sports and Yahoo Fantasy.

•	Introduced Bettor Sense, the Company's proprietary, AI-powered responsible gaming solution, and launched with Underdog in the U.S. and BETesporte in Brazil.

•	Awarded 2025 American Gambling Awards Data Service Provider of the Year, our second consecutive win, reaffirming leadership in delivering trusted data solutions to the U.S. sports betting market.

1 Non-IFRS measure. See the sections captioned “Non-IFRS Financial Measures and Operating Metric” and “IFRS to Non- IFRS reconciliations” for more details.

IMG ARENA Acquisition

On November 1, 2025, Sportradar completed its acquisition of IMG ARENA and its global sports betting rights portfolio. The closing of this transaction marks a milestone in Sportradar’s growth strategy, further strengthening and differentiating its position as a leading technology and content provider in the most bet upon global sports, including soccer, tennis and basketball.

Sportradar is not providing any financial consideration as part of the acquisition. Instead, the deal includes total financial consideration of $225 million comprised of approximately $122 million in cash prepayments by the seller to certain sports rightsholders and approximately $103 million to Sportradar. The payments to Sportradar, which are subject to customary purchase price adjustments, will be made over a two-year period. Given the unique transaction structure, the acquisition is expected to be accretive to Sportradar’s Adjusted EBITDA margins and free cash flow conversion, while accelerating the Company’s revenue, Adjusted EBITDA, and free cash flow growth.

The acquired portfolio encompasses strategic relationships with over 70 rightsholders, delivering approximately 38,000 official data events and 29,000 streaming events across 14 global sports on six continents. Sportradar sports coverage now totals more than one million matches annually. The acquisition enhances the Company's content distribution and will further fuel product development. Sportradar expects to seamlessly integrate and monetize these rights across its highly scalable technology platform and client network.

Balance Sheet and Liquidity

The Company’s cash and cash equivalents were €360 million as of September 30, 2025, as compared with €348 million as of December 31, 2024. Net cash generated from operating activities for the nine-months ended September 30, 2025 of €315 million due to strong operating performance was partially offset by net cash used in investing activities of €166 million, primarily from payments related to sport rights licenses, and by net cash used in financing activities of €102 million. Financing activities included $65.5 million in share repurchases related to the April 2025 secondary offering and €15 million of payments related to the acquisition of the remaining non-controlling interest in a subsidiary. Free cash flow for the nine-months ended September 30, 2025 was €149 million, an increase of €28 million from €122 million in the same period in 2024.

Including an undrawn credit facility, the Company had total liquidity of €580 million as of September 30, 2025, as compared to €568 million as of December 31, 2024, and no debt outstanding.

2025 Full Year Financial Outlook

Sportradar is increasing its fiscal 2025 outlook as follows:

•	Revenue of at least €1,290 million, representing year-on-year growth of at least 17%

•	Adjusted EBITDA of at least €290 million, representing year-on-year growth of at least 30%

•	Adjusted EBITDA margin expansion of approximately 240 basis points

•	Free cash flow conversion[1] rate still expected to be above the 2024 level of 53%

The 2025 guidance reflects the acquisition of IMG ARENA, which closed on November 1, 2025, as well as the anticipated impact of foreign currency fluctuations.

Share Repurchase Plan

In March 2024, the Board of Directors approved a $200 million share repurchase plan and in October 2025 the Board of Directors increased the authorized share repurchase plan to a total of $300 million. As of September 30, 2025 the Company has repurchased 4.8 million shares under the plan for a total of $85.8 million, including $65.5 million in 2025.

Conference Call and Webcast Information

Sportradar will host a conference call to discuss the third quarter results today, November 5, 2025 at 8:30 a.m. Eastern Time. Those wishing to participate via webcast should access the earnings call through Sportradar’s Investor Relations website. An archived webcast with the accompanying slides will be available at the Company’s Investor Relations website for one year after the conclusion of the live event.

1 Non-IFRS measure or Operating Metric. See the sections captioned “Non-IFRS Financial Measures and Operating Metric” and “IFRS to Non-IFRS reconciliations” for more details.

About Sportradar

Sportradar Group AG (NASDAQ: SRAD), founded in 2001, is a leading global sports technology company creating immersive experiences for sports fans and bettors. Positioned at the intersection of the sports, media and betting industries, the Company provides sports federations, news media, consumer platforms and sports betting operators with a best-in-class range of solutions to help grow their business. As the trusted partner of organizations like the ATP, NBA and WNBA, NHL, MLB, MLS, PGA TOUR, UEFA, FIFA, CONMEBOL, AFC, and the Bundesliga, Sportradar covers more than a million events annually across all major sports. With deep industry relationships and expertise, Sportradar is not just redefining the sports fan experience, it also safeguards sports through its Integrity Services division and advocacy for an integrity-driven environment for all involved.

For more information about Sportradar, please visit www.sportradar.com

_______________________________________________________________________

CONTACT:

Investor Relations:

Jim Bombassei

j.bombassei@sportradar.com

Media:

Sandra Lee

sandra.lee@sportradar.com

Non-IFRS Financial Measures and Operating Metric

We have provided in this press release financial information that has not been prepared in accordance with IFRS, including Adjusted EBITDA, Adjusted EBITDA margin, Adjusted purchased services, Adjusted personnel expenses, Adjusted other operating expenses, Free cash flow, and Free cash flow conversion, as well as our operating metric, Customer Net Retention Rate. We use these non-IFRS financial measures internally in analyzing our financial results and believe they are useful to investors, as a supplement to IFRS measures, in evaluating our ongoing operational performance. We believe that the use of these non-IFRS financial measures provides an additional tool for investors to use in evaluating ongoing operating results and trends and in comparing our financial results with other companies in our industry, many of which present similar non-IFRS financial measures to investors.

Non-IFRS financial measures should not be considered in isolation from, or as a substitute for, financial information prepared in accordance with IFRS. Investors are encouraged to review the reconciliation of these non-IFRS financial measures to their most directly comparable IFRS financial measures provided in the financial statement tables included below in this press release.

•	“Adjusted EBITDA” represents earnings for the period adjusted for finance income and finance costs, income tax expense or benefit, depreciation and amortization (excluding amortization of capitalized sport rights licenses), foreign currency gains or losses, and other items that are non-recurring or not related to the Company’s revenue-generating operations, including share-based compensation, restructuring costs, non-routine litigation costs, certain transaction-related costs, and secondary offering costs.

License fees relating to sport rights are a key component of how we generate revenue and one of our main operating expenses. Only licenses that meet the recognition criteria of IAS 38 are capitalized. The primary distinction for whether a license is capitalized or not capitalized is the contracted length of the applicable license. Therefore, the type of license we enter into can have a significant impact on our results of operations depending on whether we are able to capitalize the relevant license. As such, our presentation of Adjusted EBITDA reflects the full costs of our sport right's licenses. Management believes that, by including amortization of sport rights in its calculation of Adjusted EBITDA, the result is a financial metric that is both more meaningful and comparable for management and our investors while also being more indicative of our ongoing operating performance.

We present Adjusted EBITDA because management believes that some items excluded are non-recurring in nature and this information is relevant in evaluating the results relative to other entities that operate in the same industry. Management believes Adjusted EBITDA is useful to investors for evaluating Sportradar’s operating performance against competitors, which commonly disclose similar performance measures. However, Sportradar’s calculation of Adjusted EBITDA may not be comparable to other similarly titled performance measures of other companies. Adjusted EBITDA is not intended to be a substitute for any IFRS financial measure.

Items excluded from Adjusted EBITDA include significant components in understanding and assessing financial performance. Adjusted EBITDA has limitations as an analytical tool and should not be considered in isolation, or as an alternative to, or a substitute for, profit for the period, revenue or other financial statement data presented in our consolidated financial statements as indicators of financial performance. We compensate for these limitations by relying primarily on our IFRS results and using Adjusted EBITDA only as a supplemental measure.

•	“Adjusted EBITDA margin” is the ratio of Adjusted EBITDA to revenue.

The Company is unable to provide a reconciliation of Adjusted EBITDA to profit (loss) for the period, or Adjusted EBITDA margin to Profit (loss) for the period as a percentage of revenue (in each case, the most directly comparable IFRS financial measure) on a forward-looking basis without unreasonable effort because items that impact these IFRS financial measures are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, foreign exchange gains and losses. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

We present Adjusted purchased services, Adjusted personnel expenses, and Adjusted other operating expenses (together, "Non-IFRS expenses") because management utilizes these financial measures to manage its business on a day-to-day basis and believes that they are the most relevant measures of expenses. Management believes these adjusted expense measures provide expanded insight to assess revenue and cost performance, in addition to the standard IFRS-based financial measures. Management believes these adjusted expense measures are useful to investors for evaluating Sportradar’s operating performance against competitors. However, Sportradar’s calculation of adjusted expense measures may not be comparable to other similarly titled performance measures of other companies. These adjusted expense measures are not intended to be a substitute for any IFRS financial measure.

•	“Adjusted purchased services” represents purchased services less capitalized external development costs.

•	“Adjusted personnel expenses” represents personnel expenses less share-based compensation awarded to employees, restructuring costs, and capitalized personnel compensation.

•	“Adjusted other operating expenses” represents other operating expenses plus impairment loss on trade receivables, less non-routine litigation, share-based compensation awarded to third parties, certain transaction-related costs, and secondary offering costs.

We consider Free cash flow and Free cash flow conversion to be liquidity measures that provide useful information to management and investors about the amount of cash generated by the business after the purchase of property and equipment, the purchase of intangible assets and payment of lease liabilities, which can then be used, among other things, to invest in our business and make strategic acquisitions, as well as our ability to convert our earnings to cash. A limitation of the utility of Free cash flow and Free cash flow conversion as measures of liquidity is that they do not represent the total increase or decrease in our cash balance for the year.

•	“Free cash flow” represents net cash from operating activities adjusted for payments for lease liabilities, acquisition of property and equipment, and acquisition of intangible assets.

•	“Free cash flow conversion” represents Free cash flow as a percentage of Adjusted EBITDA.

The Company is unable to provide a reconciliation of Free cash flow to net cash from operating activities or Free cash flow conversion to net cash from operating activities as a percentage of profit (loss) for the period (in each case, the most directly comparable IFRS financial measure) on a forward-looking basis without unreasonable effort because items that impact these IFRS financial measures are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, changes in working capital, the timing of customer payments, the timing and amount of tax payments, and other items that are non-recurring or unusual. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results.

In addition, we define the following operating metric as follows:

•	“Customer Net Retention Rate” is calculated for a given period by starting with the reported Trailing Twelve Month revenue from our top 200 customers as of twelve months prior to such period end, or prior period revenue. We then calculate the reported trailing twelve-month revenue from the same customer cohort as of the current period end, or current period revenue. Current period revenue includes any upsells and is net of contraction and attrition over the trailing twelve months but excludes revenue from new customers in the current period. We then divide the total current period revenue by the total prior period revenue to arrive at our Net Retention Rate.

Safe Harbor for Forward-Looking Statements

Certain statements in this press release may constitute “forward-looking” statements and information within the meaning of Section 27A of the Securities Act of 1933, Section 21E of the Securities Exchange Act of 1934, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995 that relate to our current expectations and views of future events, including, without limitation, statements regarding future financial or operating performance, planned activities and objectives, anticipated growth resulting therefrom, market opportunities, strategies and other expectations, the IMG ARENA acquisition and its accretive nature and our guidance and outlook, including expected performance for the full year 2025. In some cases, these forward-looking statements can be identified by words or phrases such as “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “seek,” “believe,” “estimate,” “predict,” “potential,” “projects”, “continue,” “contemplate,” “confident,” “possible” or similar words. These forward-looking statements are subject to risks, uncertainties and assumptions, some of which are beyond our control. In addition, these forward-looking statements reflect our current views with respect to future events and are not a guarantee of future performance. Actual outcomes may differ materially from the information contained in the forward-looking statements as a result of a number of factors, including, without limitation, the following: economy downturns and political and market conditions beyond our control, including the impact of the Russia/Ukraine and other military conflicts such as acts or war or terrorism and foreign exchange rate fluctuations; pandemics could have an adverse effect on our business; dependence on our strategic relationships with our sports league partners; effect of social responsibility concerns and public opinion on responsible gaming requirements on our reputation; potential adverse changes in public and consumer tastes and preferences and industry trends; potential changes in competitive landscape, including new market entrants or disintermediation; potential inability to anticipate and adopt new technology and products, including efficiencies achieved through the use of artificial intelligence; potential errors, failures or bugs in our products; inability to protect our systems and data from continually evolving cybersecurity risks, security breaches or other technological risks; potential interruptions and failures in our systems or infrastructure; difficulties in our ability to evaluate, complete and integrate acquisitions successfully; our ability to comply with governmental laws, rules, regulations, and other legal obligations, related to data privacy, protection and security; ability to comply with the variety of unsettled and developing U.S. and foreign laws on sports betting; dependence on jurisdictions with uncertain regulatory frameworks for our revenue; changes in the legal and regulatory status of real money gambling and betting legislation on us and our customers; our inability to maintain or obtain regulatory compliance in the jurisdictions in which we conduct our business; our ability to obtain, maintain, protect, enforce and defend our intellectual property rights; our ability to obtain and maintain sufficient data rights from major sports leagues, including exclusive rights; any material weaknesses identified in our internal control over financial reporting; inability to secure additional financing in a timely manner, or at all, to meet our long-term future capital needs; and other risk factors set forth in the section titled “Risk Factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, and other documents filed with or furnished to the SEC, accessible on the SEC’s website at www.sec.gov and on our website at https://investors.sportradar.com. These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. One should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME

(Unaudited)

	Three-Month Period Ended September 30,		Nine-Month Period Ended September 30,
in €'000 and in thousands of shares	2025	2024	2025	2024
Revenue	292,054	255,172	921,075	799,486
Personnel expenses	(93,958)	(87,966)	(298,095)	(256,668)
Sport rights expenses (including amortization of capitalized sport rights licenses)	(72,548)	(63,002)	(282,772)	(249,861)
Purchased services	(46,080)	(42,770)	(143,193)	(125,565)
Other operating expenses	(29,220)	(23,391)	(86,074)	(67,388)
Impairment (loss) reversal on trade receivables, contract assets and other financial assets	(543)	397	(3,875)	(3,473)
Internally-developed software cost capitalized	13,282	13,269	37,172	36,186
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	(16,338)	(12,970)	(49,787)	(37,600)
Foreign currency gain, net	341	22,380	81,713	88
Finance income	2,531	2,738	7,153	6,687
Finance costs	(20,375)	(19,969)	(63,369)	(57,986)
Net income before tax	29,146	43,888	119,948	43,906
Income tax expense	(6,679)	(6,786)	(24,026)	(8,988)
Profit for the period	22,467	37,102	95,922	34,918

Other comprehensive income
Items that will not be reclassified subsequently to profit or (loss)
Remeasurement of defined benefit liability	(2)	—	(8)	(2)
Related deferred tax (expense) benefit	(35)	—	2	(2)
	(37)	—	(6)	(4)
Items that may be reclassified subsequently to profit or (loss)
Foreign currency translation adjustment attributable to the owners of the company	(2,722)	(4,163)	(19,394)	2,321
Foreign currency translation adjustment attributable to non-controlling interests	—	(3)	(105)	(5)
	(2,722)	(4,166)	(19,499)	2,316
Other comprehensive (loss) income for the period, net of tax	(2,759)	(4,166)	(19,505)	2,312
Total comprehensive income for the period	19,708	32,936	76,417	37,230

Profit (loss) attributable to:
Owners of the Company	22,468	37,261	95,921	35,239
Non-controlling interests	(1)	(159)	1	(321)
	22,467	37,102	95,922	34,918
Total comprehensive income (loss) attributable to:
Owners of the Company	19,709	33,098	76,521	37,556
Non-controlling interests	(1)	(162)	(104)	(326)
	19,708	32,936	76,417	37,230

Profit per Class A share attributable to owners of the Company
Basic	0.07	0.12	0.32	0.12
Diluted	0.07	0.11	0.30	0.11
Profit per Class B share attributable to owners of the Company
Basic	0.01	0.01	0.03	0.01
Diluted	0.01	0.01	0.03	0.01

Weighted-average number of shares
Weighted-average number of Class A shares (basic)	221,979	210,467	217,584	210,202
Weighted-average number of Class A shares (diluted)	240,930	227,805	236,916	226,284
Weighted-average number of Class B shares (basic and diluted)	783,671	903,671	829,995	903,671

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

(Unaudited)

in €'000	September 30, 2025	December 31, 2024
Assets
Current assets
Cash and cash equivalents	360,383	348,357
Trade receivables	69,661	77,106
Contract assets	93,419	93,562
Other assets and prepayments	32,455	46,601
Income tax receivables	6,983	7,624
Total current assets	562,901	573,250
Non-current assets
Property and equipment	78,226	66,240
Intangible assets and goodwill	1,739,111	1,607,057
Other financial assets and other non-current assets	10,203	11,718
Deferred tax assets	27,608	36,376
Total non-current assets	1,855,148	1,721,391
Total assets	2,418,049	2,294,641
Liabilities and equity
Current liabilities
Loans and borrowings	10,791	10,022
Trade payables	300,659	259,742
Other liabilities	60,760	68,271
Contract liabilities	31,481	30,200
Income tax liabilities	9,067	5,599
Total current liabilities	412,758	373,834
Non-current liabilities
Loans and borrowings	51,894	36,697
Trade payables	914,916	895,679
Contract liabilities	34,327	37,711
Other non-current liabilities	2,197	1,830
Deferred tax liabilities	16,696	19,043
Total non-current liabilities	1,020,030	990,960
Total liabilities	1,432,788	1,364,794
Equity
Ordinary shares	27,582	27,551
Treasury shares	(60,303)	(18,813)
Additional paid-in capital	684,200	668,254
Retained earnings	326,961	221,942
Other reserves	6,820	26,220
Equity attributable to owners of the Company	985,260	925,154
Non-controlling interest[1]	1	4,693
Total equity	985,261	929,847
Total liabilities and equity	2,418,049	2,294,641

1 - During the second quarter of 2025, the Company acquired the remaining non-controlling interest in a subsidiary, reducing the NCI balance accordingly. The Company continues to recognize non-controlling interests in other subsidiaries. No income statement impact was recognized as this was an equity transaction in accordance with IFRS 10.

SPORTRADAR GROUP AG

CONSOLIDATED STATEMENTS OF CASH FLOWS

(Unaudited)

	Nine-Month Period Ended September 30,
in €'000	2025	2024
OPERATING ACTIVITIES:
Profit for the period	95,922	34,918
Adjustments to reconcile profit for the period to net cash provided by operating activities:
Income tax expense	24,026	8,988
Interest income	(7,153)	(6,818)
Interest expense	63,165	58,081
Foreign currency gain, net	(81,713)	(88)
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	49,787	37,600
Amortization of capitalized sport rights licenses	186,370	166,603
Equity-settled share-based payments	41,058	26,052
Other	5,903	(8,048)
Cash flow from operating activities before working capital changes, interest and income taxes	377,365	317,288
Decrease (increase) in trade receivables, contract assets, other assets and prepayments	2,821	(24,555)
Decrease in trade and other payables, contract and other liabilities	2,627	36,095
Changes in working capital	5,448	11,540
Interest paid	(62,622)	(57,287)
Interest received	7,153	6,823
Income taxes paid, net	(12,689)	(7,510)
Net cash from operating activities	314,655	270,854
INVESTING ACTIVITIES:
Acquisition of intangible assets	(156,332)	(140,165)
Acquisition of property and equipment	(3,238)	(3,090)
Acquisition of subsidiaries, net of cash acquired	(6,942)	(8,240)
Proceeds from sale of intangible assets	45	—
Change in loans receivable and deposits	30	(187)
Net cash used in investing activities	(166,437)	(151,682)
FINANCING ACTIVITIES:
Payment of lease liabilities	(5,608)	(5,898)
Purchase of treasury shares	(81,219)	(19,795)
Principal payments on bank debt	—	(150)
Acquisition of non-controlling interests	(15,000)	—
Other	(3)	(47)
Net cash used in financing activities	(101,830)	(25,890)
Net increase in cash	46,388	93,282
Cash and cash equivalents at beginning of period	348,357	277,174
Effects of movements in exchange rates	(34,362)	(2,077)
Cash and cash equivalents at end of period	360,383	368,379

Additional disclosures related to sport rights expenses

The following table shows the composition of sport rights expenses (unaudited):

	Three-Month Period Ended September 30,		Nine-Month Period Ended September 30,
in €'000	2025	2024	2025	2024
Non-capitalized sport rights expenses	32,386	28,272	96,402	83,258
Amortization of capitalized sport rights	40,162	34,730	186,370	166,603
Total sport rights expenses	72,548	63,002	282,772	249,861

IFRS to Non-IFRS Reconciliations

The following table reconciles Adjusted EBITDA to the most directly comparable IFRS financial performance measure, which is Profit for the period (unaudited), and Adjusted EBITDA margin to the most directly comparable IFRS financial performance measure, which is Profit for the period (unaudited) as a percentage of revenue:

	Three-Month Period Ended September 30,		Nine-Month Period Ended September 30,
in €'000	2025	2024	2025	2024
Revenue	292,054	255,172	921,075	799,486

Profit for the period	22,467	37,102	95,922	34,918
Finance income	(2,531)	(2,738)	(7,153)	(6,687)
Finance costs	20,375	19,969	63,369	57,986
Depreciation and amortization (excluding amortization of capitalized sport rights licenses)	16,338	12,970	49,787	37,600
Foreign currency gain, net	(341)	(22,380)	(81,713)	(88)
Share-based compensation	13,714	12,088	42,785	25,095
Restructuring costs	—	—	1,342	1,620
Non-routine litigation costs	5,480	1,989	10,547	2,391
Transaction-related costs	1,811	—	6,413	—
Secondary offering costs	586	—	2,046	—
Income tax expense	6,679	6,786	24,026	8,988
Adjusted EBITDA	84,578	65,786	207,371	161,823

Profit for the period as a percentage of revenue	7.7%	14.5%	10.4%	4.4%
Adjusted EBITDA margin	29.0%	25.8%	22.5%	20.2%

The most directly comparable IFRS measure of Free cash flow is Net cash from operating activities, and the most directly comparable IFRS measure of Free cash flow conversion is Net cash from operating activities conversion, which is measured as Net cash from operating activities as a percentage of Profit for the period. Calculations for these measures are disclosed below (unaudited):

	Three-Month Period Ended September 30,
in €'000	2025	2024
Net cash from operating activities	115,060	118,222
Acquisition of intangible assets	(47,048)	(53,552)
Acquisition of property plant and equipment	(983)	(717)
Payment of lease liabilities	(1,636)	(1,741)
Free cash flow	65,393	62,212

	Nine-Month Period Ended September 30,
in €'000	2025	2024
Net cash from operating activities	314,655	270,854
Acquisition of intangible assets	(156,332)	(140,165)
Acquisition of property plant and equipment	(3,238)	(3,090)
Payment of lease liabilities	(5,608)	(5,898)
Free cash flow	149,477	121,701
Net cash from operating activities conversion	328%	776%
Free cash flow conversion	72%	75%

The following tables show reconciliations of IFRS expenses included in Profit for the period to expenses included in Adjusted EBITDA (unaudited):

	Three-Month Period Ended September 30,		Nine-Month Period Ended September 30,
in €'000	2025	2024	2025	2024
Purchased services	46,080	42,770	143,193	125,565
Less: capitalized external services	(4,574)	(6,490)	(14,304)	(15,758)
Adjusted purchased services	41,506	36,280	128,889	109,807

Personnel expenses	93,958	87,966	298,095	256,668
Less: share-based compensation	(14,617)	(12,767)	(45,037)	(27,077)
Less: restructuring costs	—	—	(1,342)	(1,620)
Less: capitalized personnel compensation	(7,580)	(5,865)	(19,948)	(17,743)
Adjusted personnel expenses	71,761	69,334	231,768	210,228

Other operating expenses	29,220	23,391	86,074	67,388
Less: non-routine litigation	(5,480)	(1,987)	(10,547)	(2,389)
Less: share-based compensation	(225)	(237)	(668)	(705)
Less: transaction-related costs	(1,811)	—	(6,413)	—
Less: secondary offering costs	(586)	—	(2,046)	—
Add: impairment loss (gain) on trade receivables	543	(397)	3,875	3,473
Adjusted other operating expenses	21,661	20,770	70,275	67,767